UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Vitamin Shoppe, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92849E101
(CUSIP Number)

Vintage Capital Management, LLC

4705 S. Apopka Vineland Road, Suite 206

Orlando, FL 32819

(407) 909-8015

Shah Capital Management, Inc.
8601 Six Forks Road, Suite 630
Raleigh, NC 27615
(919) 719-6360

With a copy to:
Bradley L. Finkelstein
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 9, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92849E101	13D	Page 2 of 15
(1) NAMES OF REPORTING PERSONS Vintage Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
3,587,255 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
3,587,255 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,587,255 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 24,203,144 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of Vitamin Shoppe, Inc.

CUSIP No. 92849E101	13D	Page 3 of 15
(1) NAMES OF REPORTING PERSONS Kahn Capital Management, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
3,587,255 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
3,587,255 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,587,255 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%*
(14) TYPE OF REPORTING PERSON (see instructions) OO

* Percentage calculated based on 24,203,144 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of Vitamin Shoppe, Inc.

CUSIP No. 92849E101	13D	Page 4 of 15
(1) NAMES OF REPORTING PERSONS Brian R. Kahn
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
3,587,255 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
3,587,255 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,587,255 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 24,203,144 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of Vitamin Shoppe, Inc.

CUSIP No. 92849E101	13D	Page 5 of 15
(1) NAMES OF REPORTING PERSONS Shah Capital Management, Inc.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
4,085,200 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
4,085,200 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,085,200 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%*
(14) TYPE OF REPORTING PERSON (see instructions) IA

* Percentage calculated based on 24,203,144 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of Vitamin Shoppe, Inc.

CUSIP No. 92849E101	13D	Page 6 of 15
(1) NAMES OF REPORTING PERSONS Shah Capital Opportunity Fund LP
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares
(8) SHARED VOTING POWER
3,801,000 shares
(9) SOLE DISPOSITIVE POWER
0 shares
(10) SHARED DISPOSITIVE POWER
3,801,000 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,801,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%*
(14) TYPE OF REPORTING PERSON (see instructions) PN

* Percentage calculated based on 24,203,144 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of Vitamin Shoppe, Inc.

CUSIP No. 92849E101	13D	Page 7 of 15
(1) NAMES OF REPORTING PERSONS Himanshu H. Shah
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
34,800 shares
(8) SHARED VOTING POWER
4,085,200 shares
(9) SOLE DISPOSITIVE POWER
34,800 shares
(10) SHARED DISPOSITIVE POWER
4,085,200 shares

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,120,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.0%*
(14) TYPE OF REPORTING PERSON (see instructions) IN

* Percentage calculated based on 24,203,144 shares of common stock, par value $0.01 per share, outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of Vitamin Shoppe, Inc.

Item 1.	Security and Issuer.

The securities to which this statement on Schedule 13D (this “Statement”) relates are the common stock, par value $0.01 per share (the “Common Stock”), of Vitamin Shoppe, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 300 Harmon Meadow Boulevard, Secaucus, New Jersey 07094.

Item 2.	Identity and Background.

(a)	Name

This Statement is filed by:

(i)	Vintage Capital Management, LLC, a Delaware limited liability company (“Vintage Capital”);

(ii)	Kahn Capital Management, LLC, a Delaware limited liability company (“Kahn Capital”), who serves as a member and majority owner of Vintage Capital;

(iii)	Brian R. Kahn, who serves as (A) the manager and a member of Vintage Capital; and (B) the manager and sole member of Kahn Capital;

(iv)	Shah Capital Management, Inc. (“Shah Capital”), a North Carolina corporation, who serves as the investment adviser to Shah Opportunity (as defined below);

(v)	Shah Capital Opportunity Fund LP (“Shah Opportunity”), a Delaware limited partnership; and

(vi)	Himanshu H. Shah, who serves as President and Chief Investment Officer of Shah Capital.

Each of the foregoing persons is referred to as a “Reporting Person.” Vintage Capital, Kahn Capital and Mr. Kahn are collectively referred to as the “Vintage Reporting Persons.” Shah Capital, Shah Opportunity and Mr. Shah are collectively referred to as the “Shah Reporting Persons.” Each of the Reporting Persons is party to a Joint Filing and Solicitation Agreement, a copy of which is attached as Exhibit 1. Accordingly, the Reporting Persons are jointly filing this Statement.

The Vintage Reporting Persons and the Shah Reporting Persons each previously filed a Schedule 13G concerning their respective ownership of shares of Common Stock.

(b)	Residence or Business Address

(i)       The address of the principal business and principal office of each of the Vintage Reporting Persons is 4705 S. Apopka Vineland Road, Suite 206, Orlando, Florida 32819.

(ii)       The address of the principal business and principal office of each of the Shah Reporting Persons is 8601 Six Forks Road, Suite 630, Raleigh, North Carolina 27615.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

The principal business of Vintage Capital is acting as an investment manager.

The principal business of Kahn Capital is acting as a member of Vintage Capital.

The principal occupation of Mr. Kahn is acting as the manager of each of Vintage Capital and Kahn Capital.

The principal business of each of Shah Capital and Shah Opportunity is investing in securities.

The principal occupation of Mr. Shah is serving as the President and Chief Investment Officer of Shah Capital.

(d)       Criminal Convictions

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Civil Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Citizenship

Each of Mr. Kahn and Mr. Shah is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Except for the 34,800 shares of Common Stock owned directly by Mr. Shah, which were purchased using his personal funds, all of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. The aggregate purchase price of the 3,587,255 shares of Common Stock acquired by the Vintage Reporting Persons was approximately $14,566,332 (excluding commissions). The aggregate purchase price of the 4,120,000 shares of Common Stock acquired by the Shah Reporting Persons was approximately $21,627,136 (excluding commissions).

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the shares of Common Stock for investment purposes, and such purchases have been made in the ordinary course of business of the Reporting Persons.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

In light of the Issuer’s upcoming deadline for stockholder nominations and business proposals, and in order to preserve its rights as a stockholder, on March 9, 2018, Mr. Kahn, as the record holder of 500 shares of Common Stock, delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of 10 highly qualified director candidates—Matthew E. Avril, Mark Barfield, Brian R. Kahn, Melvin L. Keating, Andrew M. Laurence, Jeremy Nowak, Matthew Perelman, Alexander Sloane, Brent Turner and Patrick Walsh (collectively, the “Nominees”)—for election to the Board at the Company’s 2018 Annual Meeting of Stockholders (the “2018 Annual Meeting”). The Nominees were carefully selected and collectively will bring extensive and relevant experience to the Board. In the Nomination Letter, Mr. Kahn reserved the right to further nominate, substitute or add additional persons in the event that (1) the Issuer purports to increase the number of directorships; (2) the Issuer makes or announces any changes to its by-laws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Nominees; or (3) any of the Nominees is unable or becomes unwilling for any reason to serve as a director of the Issuer.

The Nomination Letter also includes a proposal to repeal any provision or amendment to the Company’s by-laws adopted by the Board without stockholder approval after the last publicly available amendment to the by-laws.

Pursuant to letter agreements that have been entered into or will be entered into, Vintage Capital, in connection with any solicitation at the Issuer conducted by the Vintage Reporting Persons, will indemnify each of the Nominees against any and all claims of any nature and to reimburse any reasonable and documented out-of-pocket expenses. A form of the indemnification letter agreement is attached as Exhibit 2 and is incorporated by reference.

On March 18, 2018, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in which, among other things, the Reporting Persons agreed to (1) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company; and (2) form a “group” for the purpose of, among other things, seeking representation on the Board at the 2018 Annual Meeting. The foregoing description of the Joint Filing and Solicitation Agreement is qualified in its entirety by reference to the Joint Filing and Solicitation Agreement, which is attached as Exhibit 1 and is incorporated by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of 4:00 p.m., Eastern time, on March 16, 2018, (1) the Vintage Reporting Persons beneficially owned 3,587,255 shares of Common Stock, representing approximately 14.8% of the outstanding shares of Common Stock; (2) the Shah Reporting Persons beneficially owned 4,120,000 shares of Common Stock, representing approximately 17.0% of the outstanding shares of Common Stock. In the aggregate, the Reporting Persons beneficially own 7,707,255 shares of Common Stock, representing approximately 31.8% of the outstanding shares of Common Stock. The percentages in this paragraph relating to beneficial ownership of Common Stock is based on 24,203,144 shares of Common Stock outstanding as of January 27, 2018, as reported in the Form 10-K for the fiscal year ended December 30, 2017, of the Issuer.

Kahn Capital, as a member and the majority owner of Vintage Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Kahn Capital disclaims beneficial ownership of such shares for all other purposes.

Of the shares of Common Stock held by the Vintage Reporting Persons, 500 shares are held of record by Mr. Kahn. In addition, Mr. Kahn, as the manager of each of Vintage Capital and Kahn Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Vintage Capital, and may be deemed to be the indirect beneficial owner of such shares. Mr. Kahn disclaims beneficial ownership of such shares for all other purposes.

Shah Capital, as the investment adviser to Shah Opportunity, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Shah Opportunity, and may be deemed to be the indirect beneficial owner of such shares. Shah Capital disclaims beneficial ownership of such shares for all other purposes.

Mr. Shah directly owns 34,800 shares of Common Stock. In addition, Mr. Shah, as the President and Chief Investment Officer of Shah Capital, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Shah Opportunity and Shah Capital, and may be deemed to be the indirect beneficial owner of such shares. Mr. Shah disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

(c)       Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d)       No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing and Solicitation Agreement.
2	Form of nominee and indemnification letter agreement.

Schedule A

Transactions by the Reporting Persons in the Past 60 Days

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on March 16, 2018. Unless otherwise indicated, all such transactions were effected in the open market.

Person Effecting the Transaction	Transaction Date	Nature of Transaction	Number of Securities	Price Per Share
Shah Capital Management, Inc.	02/01/2018	Purchase of Common Stock	114,200	$4.11
Shah Capital Opportunity Fund LP	02/01/2018	Purchase of Common Stock	17,122	$4.15
Himanshu H. Shah	02/01/2018	Purchase of Common Stock	5,800	$4.11
Shah Capital Opportunity Fund LP	02/02/2018	Purchase of Common Stock	352,878	$4.07
Shah Capital Opportunity Fund LP	02/05/2018	Purchase of Common Stock	300,000	$3.83
Brian R. Kahn	03/05/2018	Transfer of Common Stock from Vintage Capital Management, LLC	500	$-

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2018

VINTAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

KAHN CAPITAL MANAGEMENT, LLC

By:	/s/ Brian R. Kahn
Name: Brian R. Kahn
Title: Manager

/s/ Brian R. Kahn
Brian R. Kahn

Shah Capital Management, Inc.

By:	/s/ Himanshu H. Shah
Name: Himanshu H. Shah
Title: President and Chief Investment Officer

Shah Capital Opportunity Fund LP

By:	/s/ Himanshu H. Shah
Name: Himanshu H. Shah
Title: Managing Member

/s/ Himanshu H. Shah
Himanshu H. Shah

EXHIBIT INDEX

Exhibit Number	Description
1	Joint Filing and Solicitation Agreement.
2	Form of nominee and indemnification letter agreement.

Page 15 of 15